August 12, 2014

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Larry Spirgel
Terry French
Claire DeLabar
Celeste M. Murphy
Brandon Hill

Re:	Zayo Group Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Submitted August 12, 2014
File No. 333-197215

Ladies and Gentlemen:

Set forth below are the responses of Zayo Group Holdings, Inc. (“we”, “us”, “our” or the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 29, 2014, with respect to the Registration Statement on Form S-1, File No. 333-197215, filed with the Commission on July 2, 2014 (the “Registration Statement”). We are concurrently submitting under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For your convenience, each of your comments is set forth in bold text below, followed by the corresponding response in plain text. The headings and numbered paragraphs below correspond to the headings and numbered comments in your letter.

General

1. Please furnish all exhibits. We must review these documents before the registration statement is declared effective.

We acknowledge the Staff’s comment and will file all required exhibits in pre-effective amendments to the Registration Statement.

United States Securities and Exchange

Commission

August 12, 2014

2. Please provide us with copies of your artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses.

We acknowledge the Staff’s comment and will provide the Staff with copies of any artwork that we desire to include in the prospectus with sufficient time for review and comment prior to our circulation of the preliminary prospectus.

3. As soon as practicable, please furnish us with a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

We acknowledge the Staff’s comment, and while we have no reason to believe that FINRA will object to the compensation to be paid to the underwriters, we understand that FINRA will not express an opinion until they deliver their final approval concurrently with effectiveness of the Registration Statement. We will request that FINRA call the Staff or provide the Staff with a letter indicating that FINRA has no objection to the proposed underwriting arrangements outlined in the Registration Statement concurrently with requesting effectiveness.

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We respectfully advise the Staff that we do not meet the definition of an emerging growth company and thus there have not been and will not be any such materials or meetings or presentations to investors.

5. We note references to third-party information throughout the prospectus. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent any of these reports have prepared specifically for this filing, file a consent from the party.

United States Securities and Exchange

Commission

August 12, 2014

We have supplementally provided to the Staff copies of the following third-party sources cited in Amendment No. 1, along with cross references showing the statements and underlying support:

•	Cisco Systems, Inc., “Visual Networking Index (VNI) Global Mobile Data Traffic Forecast Update Feb-2014” and “VNI Forecast and Methodology 2013-2018”

•	Gartner, Inc., “Forecast: The Internet of Things, Worldwide, 2013”

•	Nielsen, “The Cross-Platform Report”

•	RightScale® Inc., “State of the Cloud Report”

•	Sandvine, “Global Internet Phenomena Report”

•	Vertical Systems Group’s ENS (Emerging Networks Service) Research

The supporting documents cited above are publicly available and have not been prepared specifically for inclusion in the Registration Statement.

Table of Contents, page i

6. We note your statement that you “have not independently verified and do not guarantee the accuracy and completion” of certain market data in your prospectus. Please revise this statement. You are responsible for the accuracy and completeness of the information in your prospectus.

We have revised the disclosure following the Table of Contents on pages i and ii of the prospectus in Amendment No. 1 to remove this statement.

Prospectus Summary, page 1

7. We note your statements throughout the prospectus that you are “one of the largest providers of bandwidth infrastructure in the United States and Europe.” Please expand your disclosure to provide the measure by which you have determined your market position and your relative market share in these markets.

We have revised the disclosure on pages 1, 38 and 80 of the prospectus in Amendment No. 1 to clarify that we are a “large and fast growing” provider of bandwidth infrastructure in the United States and Europe.

United States Securities and Exchange

Commission

August 12, 2014

8. We note your disclosure regarding your financial performance for the quarter-ended March 31, 2014. To provide balance, please provide net revenue and Adjusted EBITDA for the last two years and net income (loss) for the same period.

We have revised the disclosure on page 1 of the prospectus in Amendment No. 1 to provide the requested metrics.

9. Please provide us with objective support for your assertions in the prospectus summary regarding market conditions and your services. Also, make clear upon what standard or measure you base your claims. For example, provide support for the following:

•	Your statement that you “provide our services over a unique set…” (page 1);

•	Your statement that your “fiber networks and datacenter facilities are critical components of the overall physical network architecture…” (page 1); and

•	Your statement that your network gives you the ability to “innovate and scale” (page 6). These are just examples.

To the extent that you do not have independent support for these statements, please disclose the basis for these beliefs.

We have supplementally provided to the Staff support for our assertions regarding market conditions and our services, including cross references showing the assertions and underlying support or basis of our beliefs.

10. We note your disclosure that you provide services under “contracts that vary between one and twenty years in length.” We note your disclosure on pages 86 and 87. It appears that a typical contract length for your Lit Services segment is between one and five years. Please revise your disclosure to clarify the average length of your contracts by segment.

We respectfully submit that the typical contract length for each segment is within the range provided on page 1 of the prospectus, and the subsequent sentence discloses the weighted average contract term to provide investors with an indication of remaining contract life. In addition, the requested disclosure regarding the average length of our contracts for the Physical Services and Lit Services segments appears when we first introduce our segments on pages 3-4 of the prospectus summary in Amendment No. 1. The results of operations for our Other segment are immaterial and therefore we do not believe that disclosure regarding the average length of contracts for that segment is helpful to investors to disclose in the summary section of the prospectus. It is, however, included on page 88 in the Business section.

United States Securities and Exchange

Commission

August 12, 2014

11. We note your disclosure that you have $4.3 billion in revenue under contract. Please tell us whether this figure takes into account your historical experience with reductions in revenue due to failures to meet service level guarantees.

This amount does not take into account our historical experience with reductions in revenue due to failures to meet service level guarantees because such reductions have been de minimis and immaterial. In Fiscal 2013, lost revenue from failure to meet service level guarantees was approximately $335,000, or less than 1% of revenue, and therefore even if an estimate of such losses were deducted, revenue under contract would still approximate $4.3 billion.

12. Please provide a brief description of the terms “IRU contracts” and “Aerial overlash rights” when those terms are first used.

We have revised the disclosure on pages 2, 81 and 83 to replace “aerial overlash rights” with the more common term “rights of way” and further explained the concept of “IRU contracts” in the Glossary of Terms on page G-2 of the prospectus in Amendment No. 1.

13. We note your disclosure regarding your levered free cash flow. Item 10(e)(1)(ii)(A) of Regulation S-K prohibits “excluding charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures, other than the measures earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA).” Please explain why you are using a measure that excludes the cost of acquisitions to illustrate your cash flow.

We believe that levered free cash flow is useful to investors because our management views this metric as an important indicator of how much cash is generated by our operating activities, after deducting capital expenditures, and makes decisions based on it. Management views levered free cash flow as a measure of cash available to pay debt and pursue acquisitions and other strategic investments. We exclude costs of acquisitions from levered free cash flow because such costs are incurred as a result of pursuing acquisitions and strategic investments. These costs are discretionary and historically have been highly variable and do not reflect the ongoing costs of operating our business. Excluding the cost of acquisitions is consistent with similar measures used by others in our industry and reflects how management uses this measure.

We have revised the disclosure to clarify our use of levered free cash flow on page ii of the prospectus in Amendment No. 1.

United States Securities and Exchange

Commission

August 12, 2014

14. Please provide a subsection in the Prospectus Summary that discloses the benefits to be received by your private equity sponsors because of the offering, including any fees payable to private equity sponsors in connection with the offering.

None of our private equity sponsors are receiving any monetary benefit in connection with the offering, other than a portion of the net proceeds to the extent they are participating as selling stockholders. We have added disclosure on page 10 of the prospectus to Amendment No. 1 to the effect that none of our principal or other selling stockholders will receive any expense reimbursement or other fees in connection with this offering.

15. Please disclose the aggregate amount of your outstanding debt, including the amount attributable to your acquisition strategy since inception.

We have added disclosure regarding the aggregate amount of our debt and the amount attributable to acquisitions on page 2 of the prospectus in Amendment No. 1.

Our Business Strategy, page 5

16. We note your disclosure that you have identified $155 million in potential annual cost savings as of June 30, 2014. Please tell us why you believe disclosure of identified but not yet realized cost savings is appropriate in your prospectus summary. Moreover, to provide balance, please disclose each major type of cost associated with the actions necessary to achieve these cost savings and an estimate of the aggregate costs expected to be incurred in connection with these actions, including future cash expenditures.

We advise the Staff that we have revised our planned cost synergies in Amendment No. 1 to $160 million to reflect two additional acquisitions, Neo and AtlantaNAP, that each closed on July 1, 2014.

We believe that disclosure of our identified and planned, although not yet fully realized, cost synergies is appropriate for several reasons. First, our debt agreements require us to use identified and planned but unrealized cost synergies in the calculation of Adjusted EBITDA for the purposes of testing our incurrence of incremental debt. Second, the level of expected synergies resulting from our ability to realize cost savings upon integration is one of the measures that we use to evaluate potential acquisition targets and determine the appropriate consideration for those acquisitions. Finally, given the economies of scale inherent in the bandwidth infrastructure business, cost efficiencies are a critical component of effective business combinations. Our ability to successfully identify and implement cost savings measures is a competitive strength and key to our acquisition strategy.

As requested, we have added disclosure regarding the one-time costs associated with achieving our unrealized cost savings on pages 6 and 90 of the prospectus in Amendment No. 1. We also added an estimate of the percentage of our planned cost synergies that have been realized to date.

United States Securities and Exchange

Commission

August 12, 2014

Our Competitive Strengths, page 6

17. Please expand the disclosure regarding revenue growth to clarify whether the gross installed revenue exceeding churn was due to organic growth or growth through acquisitions.

We have added disclosure to clarify that gross installed revenue exceeding churn was due to organic growth on pages 6 and 91 of the prospectus in Amendment No. 1.

Restructuring, page 8

18. Please expand the description of your restructuring to describe briefly the current ownership of CII and its equity structure before and after the restructuring. Please discuss the relationship between CII and your affiliates.

CII is currently owned by a number of private equity investors and individuals who are our current or former employees, and CII currently owns 100% of the Company. Prior to the offering, we will engage in a restructuring in which shares of our common stock will be distributed to the members of CII. Following the restructuring, the ownership of CII will remain unchanged, but CII will own less than 5% of the Company. CII’s ownership interest in the Company will continue to decrease as it distributes Company shares to its members pursuant to contingent distributions among its members following the offering.

As requested, we have expanded the description of the Restructuring on page 8 of the prospectus in Amendment No. 1.

Corporate Information, page 8

19. Please add CII to your organizational structure.

We respectfully submit that the organizational chart represents the material components of our corporate structure following this offering, at which time CII will no longer be a significant equity holder, as discussed in the response to comment 18 above. We believe that adding CII to our organizational chart would not provide useful information for investors because following this offering CII will hold less than 5% of the Company’s equity.

United States Securities and Exchange

Commission

August 12, 2014

The Offering, page 15

20. Please revise your “Use of proceeds” to specify the series of debt you expect to repay from the proceeds of the offering and quantify the amount of your proceeds that will be used for this purpose.

We acknowledge the Staff’s comment and respectfully advise the Staff that we have not yet determined whether to use a portion of the offering proceeds to repay debt. Our use of proceeds will depend on the size of the primary component of the offering, which has not yet been determined. If we decide to use a portion of the proceeds to repay debt, we will, as requested, specify the series of debt that we expect to repay from the proceeds of this offering and quantify the amount of our proceeds that we intend to use for such debt repayment.

Risk Factors, page 15

21. Please provide risk factor disclosure regarding risks raised by the ongoing consolidation in the telecommunications and media industries.

We have added disclosure on pages 16 and 23 of the prospectus in Amendment No. 1

22. Please provide risk factor disclosure regarding decreased market prices for bandwidth services.

We have added disclosure on page 23 of the prospectus in Amendment No. 1

23. Please provide risk factor disclosure regarding the substantial expense and technical difficulty experienced by customers that switch high-bandwidth providers.

We have added disclosure on page 17 of the prospectus in Amendment No. 1

24. Please provide risk factor disclosure regarding your liability for content distributed on your network.

We acknowledge the Staff’s comment and respectfully advise the Staff that we have carefully evaluated and considered our potential liability for content distributed over our network infrastructure for purposes of our risk factor disclosure. We note that the Company has agreements with content providers that regulate content distributed over our network and provide for indemnification of the Company by the content providers in the event of a breach of those agreements. In addition, we do not believe that the Company, which does not provide or have an obligation to regulate the content distributed over our network infrastructure, is likely to face liability related to content distribution that would rise to the level of affecting our financial performance or results of operations. We also have not faced

United States Securities and Exchange

Commission

August 12, 2014

any claims or lawsuits to date asserting our liability for content distributed on our network. In light of these facts, we do not believe that any such potential liability is a significant factor that makes this offering “speculative or risky,” as provided in Item 503 of Regulation S-K.

25. Please provide risk factor disclosure regarding environmental liabilities related to your acquisition strategy.

We acknowledge the Staff’s comment and respectfully advise the Staff that we have carefully evaluated and considered our potential environmental liabilities related to acquisitions specifically and our industry and business more generally. The bandwidth infrastructure industry has limited real property or component materials susceptible to environmental risk and liability. This holds true for the Company and for the business, assets and operations of those companies we have acquired or would typically consider for future acquisition. Accordingly, we do not believe that our business, or the types of businesses that we might acquire, involve any material risk of environmental liabilities. Potential risk is largely limited to redundant power sources (back-up generators and batteries) supporting our network. These power sources are located within secure and controlled environments and are subject to routine inspection and maintenance by us and third party contractors. Furthermore, in connection with our acquisitions, we perform diligence in order to investigate any potential sources of environmental risk and evaluate any potential material associated environmental liabilities. In light of these facts, we do not believe that any such potential liability is a significant factor that makes this offering “speculative or risky,” as provided in Item 503 of Regulation S-K.

Service level agreements in our customer agreements…, page 17

26. Please disclose the aggregate credits, or other reductions in reductions in revenue, incurred as a result of failure to meet service level guarantees in 2013.

We have added this disclosure on page 17 of the prospectus in Amendment No. 1.

Our debt level could negatively impact our financial condition, page 19

27. Please quantify your debt service requirements and disclose the percentage of your cash flow that must be dedicated to debt service, both principle and interest.

We have added this disclosure on page 19 of the prospectus in Amendment No. 1.

Use of Proceeds, page 31

28. We note that you intend to use proceeds from the offering for acquisitions. Please expand the disclosure to state whether you have identified any acquisition candidates that are not already discussed in the filing.

United States Securities and Exchange

Commission

August 12, 2014

We have added disclosure on pages 10 and 31 to clarify that, although we are always evaluating attractive acquisitions, we have not at this time identified any bandwidth infrastructure acquisition candidate for which we intend to use a portion of the proceeds of this offering. We will amend this disclosure as appropriate if circumstances change prior to the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

29. Please quantify the amount of cash acquired in the AboveNet acquisition.

We have added this disclosure on page 39 of the prospectus in Amendment No. 1.

30. Refer to your description of churn on page 44. We note that you include negative price changes in churn. Please also disclose changes in revenues from period to period for each of the periods presented in sufficient detail to separately quantify the change in revenues due to changes in price and volume. See Financial Reporting Codification 501.04 for guidance.

We acknowledge our obligation to disclose the magnitude and relative impact of each material factor when two or more factors are cited as contributing to a variation of a line item in our income statement. We note that our revenue is generated almost entirely from service contracts (and underlying service orders) with our customers. These contracts provide our customers rights to capacity on our networks at fixed rates, as opposed to usage-based revenue. Excluding the effect of acquisitions, increases in our revenue are a function of new service contracts entered into with our customers, increases in the price of existing services, and changes to existing service contracts to upgrade the level of service. We refer to these positive revenue changes as “installs.” Upon the termination of a service contract or order, the related service is disconnected. Disconnects, decreases in the price of existing services, and downgrades to the level of service provided serve to decrease our revenue. We refer to such negative revenue changes as “churn.” Installs and churn are defined on page 44 of the prospectus.

We have provided disclosure to quantify the impact of installs and churn on our revenue for periods presented. We have added disclosure to separately quantify the impact of negative price changes on revenue on page 44 of the prospectus. However, because negative price changes represent less than 20% of total churn in each period presented (with disconnects representing the remainder), we do not believe it is useful to provide that information to investors from period to period for each of the fiscal periods presented, and believe it would merely add unnecessary complexity to our revenue disclosure.

Spin-Off of Business, page 42

31. Please disclose the consideration for this transaction.

United States Securities and Exchange

Commission

August 12, 2014

The spin-off of Onvoy, LLC was accomplished by a cashless distribution of all the interest in Onvoy, LLC from the Company to its parent, CII, and there was no consideration paid in connection with the transaction. We have added clarifying disclosure to the effect that this was a cashless distribution on page 42 of the prospectus in Amendment No. 1.

Substantial Indebtedness, page 42

32. Please disclose the current estimated value of your interest rate swap.

We have added disclosure on page 42 of the prospectus in Amendment No. 1 to provide the estimated market value of our interest rate swaps.

Substantial Capital Expenditures, page 42

33. Please provide a brief description of the material terms of the stimulus grant program, including the amount of the reimbursement for each period.

We have added disclosure regarding the stimulus grant program on page 42 of the prospectus in Amendment No. 1.

Revenue, page 43

34. We note your disclosure regarding your estimated revenue growth associated with organic activity. Please tell us why you believe this metric is helpful to investors. We note that this metric utilizes an estimate of revenue for the reporting period prior to the acquisition. Please tell us why you do not report organic growth and revenue attributable to acquisitions separately.

We believe that disclosing our estimated revenue growth associated with organic activity is important to demonstrate our ability to achieve growth apart from our acquisitions. Due to the inherent uncertainty around our future acquisition activities, we believe it is helpful for investors to understand the portion of revenue growth attributable to organic activities.

In measuring our organic revenue growth rate, we add an estimate of acquired revenue to the period immediately prior to the acquisition for several reasons. First, our organic revenue growth following any acquisition is positively influenced by the acquired company’s assets and business. Therefore, to accurately measure the change in our revenue attributable to non-acquisition activities, we include the acquired base of revenue in both the full preceding and current fiscal reporting periods. Second, given how quickly we integrate acquired companies’ operations and financial reporting, we do not maintain a recurring view of standalone acquired company revenue to report separately. And, even if we did maintain this acquired company reporting, it would not be possible to assign new revenue to our legacy or acquired business since new revenue is often generated from a combination of legacy and

United States Securities and Exchange

Commission

August 12, 2014

acquired assets. Third, we believe that, because organic revenue growth is on a larger pro forma base of revenue, the percentage presented results in a more accurate estimate of organic growth versus subtracting acquired revenue from the post-close fiscal reporting period in making this calculation.

We have added disclosure regarding estimated period over period acquisition related revenue growth on pages 46, 52 and 58 of the prospectus in Amendment No. 1.

Contractual Cash Obligations, page 68

35. We note your statement that your “purchase commitments are primarily success-based…” Please clarify whether the “purchase obligations” reflected in this table primarily relate to commitments to expand your network.

We have added disclosure to clarify that purchase obligations are generally related to our network expansion commitments on page 68 of the prospectus in Amendment No. 1.

Nine Months Ended March 31, 2014 Compared to Nine Months Ended March 31, 2013, page 45

Other, page 46

36. Please discuss the underlying drivers of the decrease in sales by Zayo Professional Services.

We have added this disclosure on page 46 of the prospectus in Amendment No. 1.

Liquidity and Capital Resources, page 64

37. Please provide a detailed and quantified discussion of the changes to your liquidity and capital resources as a result of the anticipated use of the offering proceeds. Discuss and quantify how your debt service and other obligations will change upon the repayment of certain indebtedness with the offering proceeds.

We acknowledge the Staff’s comment and respectfully advise the Staff that we have not yet determined our intended use of the offering proceeds. Our use of proceeds will depend on the size of the primary component of the offering, which has not yet been determined. Once we have determined our offering size and intended use of proceeds and their impact on our liquidity and capital resources, we will provide the requested disclosure.

38. Please disclose the percentage of your cash flows from operations that must be dedicated to debt service, both principal and interest.

United States Securities and Exchange

Commission

August 12, 2014

We have added this disclosure on page 69 of the prospectus in Amendment No. 1.

Executive Compensation, page 103

39. In your discussion of non-equity incentive plans beginning on page 104, you state that bonuses to your named executive officers are based on the achievement of a combination of financial performance objectives, strategy initiatives, executive initiatives and financial management goals. Please disclose within this section the quantitative/objective performance targets and threshold levels that must be reached for payment to each named executive officer. See Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of these objectives or targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. Further, disclose how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed objective or target. General statements regarding the level of difficulty or ease associated with achieving the targets are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the objectives, targets or other factors, provide as much detail as necessary without providing information that would result in competitive harm. For more information, please see also Question 118.04 of Regulation S-K’s Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

We have added additional disclosure regarding the performance targets and threshold levels that must be reached for payment to each named executive officer for the fiscal year ended June 30, 2014 (“Fiscal 2014”), our last completed fiscal year, on page 104 of the prospectus in Amendment No. 1.

40. Analyze in more detail how the committee’s consideration of individual performance and subjective factors resulted in the amounts each officer earned for each compensation element for the last completed fiscal year. See Item 402(b)(2)(vii) of Regulation S-K. For example, we note your disclosure that each named executive officer received incremental grants of units in CII based on the committee’s subjective evaluation of their overall performance and expected contribution. Please give investors more of a sense as to how the committee considered or measured these factors to determine how individual performance should affect the amount of equity compensation earned by the executive for the year.

We have added additional detail about how the committee’s consideration of individual performance and subjective factors resulted in the

United States Securities and Exchange

Commission

August 12, 2014

amounts each officer earned for each compensation element for Fiscal 2014 on pages 105-106 of the prospectus in Amendment No. 1.

41. Please disclose the vesting of Mr. Caruso’s options pursuant to Schedule A of his employment agreement. Please confirm whether Mr. Caruso will participate in the company’s non-equity incentive plan in future periods.

We have added disclosure on page 107 of the prospectus in Amendment No. 1. We also confirm that Mr. Caruso is eligible to participate in the Company’s non-equity incentive plan but is not currently participating and is not expected to participate in future periods.

Summary Compensation Table, page 107

42. Please provide tabular disclosure for the period proscribed by Item 402(c) of Regulation S-K.

In response to this comment, we have updated the Executive Compensation section of our prospectus to provide disclosure for Fiscal 2014, our last completed fiscal year, including the tabular disclosure on page 110 of the prospectus in Amendment No. 1. Because we have not yet determined and our Compensation Committee has not yet approved the non-equity performance based compensation for the quarter ended June 30, 2014, the fourth quarter performance payout amounts provided on pages 105, 106, 110, and 111 are preliminary estimates and may be revised when our audited financial statements for Fiscal 2014 are issued.

Certain Relationship and Related Party Transactions, page 114

43. Please quantify the value of the services provided to and by Onvoy, LLC.

We have added this disclosure for each of the last three fiscal years on page 119 of the prospectus in Amendment No. 1.

Financial Statements – Zayo Group Holdings, Inc.

Note 2 – Basis of Presentation and Significant Accounting Policies, page F-11

44. Refer to the accounting policy for stock compensation on page F-15. Please expand the disclosure to explain whether the IPO is considered a liquidity event for the common and preferred units.

We have revised the disclosure on pages F-15 and F-16 to state that vesting may occur subsequent to a sale of CII or its subsidiaries, which more precisely summarizes the language in the relevant agreements. We confirm that an initial public offering will not constitute a sale of CII or its subsidiaries for the purpose of these vesting provisions.

United States Securities and Exchange

Commission

August 12, 2014

Note 5 – Investment, page F-27

45. Refer to the disclosure of Impairment of cost method investment on page 56. Please expand the disclosure to specify the timeframe of the dispute with the board of managers of USCarrier and clarify which periods reflect cost method accounting. Also, explain how the cost basis was recorded in fiscal 2011 and whether any change in fair value occurred in that period. Please revise the disclosure on page 56 accordingly.

We have added the requested disclosure regarding the USCarrier acquisition on pages 56 and F-27 of the prospectus in Amendment No. 1.

Note 13 – Stock-Based Compensation, page F-41

46. We note on pages 3 and 82 that you state that most employees are expected to have a significant portion of their performance-based compensation paid in restricted stock. To the extent that your sole shareholder, CII, has already approved or intends to issue significant additional restricted stock awards subsequent to the balance sheet date, please disclose the financial statement impact of any approved or expected awards. Please also clarify whether restricted stock awards are included in the employee ownership percentage disclosed on page 92.

CII has not approved and does not intend to issue any additional equity awards subsequent to June 30, 2014. However, in connection with the Restructuring and this offering, the Company will adopt a new equity compensation plan, the terms of which have not yet been approved. It is under that new plan that we expect to have future, performance-based compensation paid in the form of restricted stock units to our employees, none of which will be granted prior to the closing of this offering. The employee stock ownership percentage on pages 7 and 92 of the prospectus in Amendment No. 1 will include all shares owned by our employees at that time, including unvested restricted stock awards.

47. Refer to page F-43. We note that the common unit holders received a distribution paid by CII that was accounted for as a capital contribution by CII. Please tell us the basis for your belief that this distribution to employees, officers and directors as common unit holders was a capital contribution by CII rather than additional compensation expense.

We have added to the disclosure on page F-43 of the prospectus in Amendment No. 1 to clarify that the distribution was paid by CII to certain of its common unit holders and that the distribution was reflected in the Company’s consolidated statement of stockholder’s equity as a capital contribution (non-cash) with a corresponding reduction in the stock-based compensation liability as the associated expense for the common unit grants was previously recognized.

United States Securities and Exchange

Commission

August 12, 2014

Note 17 – Segment Reporting, page F-50

48. We note on page 7 that your eight Strategic Product Groups are held to group level equity internal rate of return (“IRR”) targets set by management. We also note on page 89 that product management teams are organized into eight Strategic Product Groups. Please confirm that your three reportable segments are your operating segments and clarify for us what you mean by the alignment of the eight SPGs into three reportable segments.

In response to this comment, we confirm that our three reportable segments (Physical Infrastructure, Lit Services and Other) are our operating segments. Each operating segment has its own segment manager (president) that reports to our Chief Operating Decision Maker (our CEO).

Our Strategic Product Groups (SPGs) are managed by unit managers (vice presidents), who in turn report to the segment managers (presidents). The SPGs are aligned with our three operating segments based on the unit managers’ reporting relationship to a segment manager and the respective similarity of business activities of the SPGs.

49. We note that have identified segment Adjusted EBITDA as the primary measure used by your CODM to evaluate individual segment operating performance. We also note that you have identified consolidated Adjusted EBITDA as a non-GAAP measure on page ii. It appears that you have provided disclosure about your consolidated Adjusted EBITDA non-GAAP measure related to its limitations, potential lack of comparability, as well as its relationship to modified EBITDA. Please consider revising this disclosure to only address segment Adjusted EBITDA, a GAAP measure, to avoid investor confusion.

We have revised the disclosure to address segment Adjusted EBITDA on pages F-52, F-53, F-82 and F-83 of the prospectus in Amendment No. 1.

50. We note that you have disclosed reconciliations of segment Adjusted EBITDA to total Adjusted EBITDA beginning on page F-51 and reconciliations from Net earnings/loss to Adjusted EBITDA beginning on page F-53. Please revise your disclosure to instead present a reconciliation of segment Adjusted EBITDA to consolidated income before income taxes and discontinued operations. Refer to ASC 280-10-50-30(b) and ASC 280-10-55-49.

We have revised our disclosure on pages 63, F-52, F-53, F-82 and F-83 of the prospectus in Amendment No. 1 to present the requested reconciliation.

United States Securities and Exchange

Commission

August 12, 2014

If you have any questions regarding the above, please do not hesitate to call me at (303) 381-4664 or Robyn Zolman at (303) 298-5740.

Sincerely yours,

/s/ Scott E. Beer
Scott E. Beer

Cc:	Ken desGarennes, Zayo Group Holdings, Inc.
Robyn E. Zolman, Gibson, Dunn & Crutcher LLP
James S. Scott, Sr., Shearman & Sterling LLP